Exhibit 99.3

EDITED BRIEF

Thomson StreetEvents℠

ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Event Date/Time: Jan. 05. 2009 / 5:30PM ET

OVERVIEW

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EDITED BRIEF

Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

CORPORATE PARTICIPANTS

Blaine Davis

Endo Pharmaceuticals - VP Corporate Affairs

Dave Holveck

Endo Pharmaceuticals - President and CEO

Dr. Glenn Cooper

Indevus Pharmaceuticals, Inc. - Chairman and CEO

Karen Adler

Endo Pharmaceuticals - VP Finance

Nancy Wysenski

Endo Pharmaceuticals - COO

Dr. Ivan Gergel

Endo Pharmaceuticals - EVP Research and Development

CONFERENCE CALL PARTICIPANTS

Gary Nachman

Leerink Swann - Analyst

Ian Sanderson

Cowen & Company - Analyst

Gregg Gilbert

Banc of America - Analyst

Annabel Samimy

UBS Securities - Analyst

Corey Davis

Natixis Bleichroeder - Analyst

Ken Trbovich

RBC Capital Markets - Analyst

Gene Mack

Lazard Capital - Analyst

David Moskowitz

Caris & Company - Analyst

David Buck

Buckingham Research Group - Analyst

Scott Henry

Roth Capital Partners - Analyst

Rohit Chopra

JPMorgan - Analyst

EDITED BRIEF

Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

OVERVIEW

On 01/05/09, ENDP announced its tender offer to acquire Indevus Pharmaceuticals. Co. will pay approx. $370m upfront or $4.50 per Indevus share and up to approx. $267m or $3.00 per Indevus share in cash payable upon achievement of certain milestones. Expects the deal to be dilutive to Co. in 2009 and that it will become accretive in 2010.

FINANCIAL DATA

A.	Tender offer = approx. $370m upfront or $4.50 per Indevus share and up to approx. $267m or $3.00 per Indevus share in cash payable upon achievement of certain milestones.

PRESENTATION SUMMARY

I. ACQUISITION OF INDEVUS PHARMACEUTICALS (D.H.)

A.	Details:

1.	On 01/05/09, ENDP announced its tender offer to acquire Indevus Pharmaceuticals, specialty pharmaceutical co. with a strong pipeline in urology and endocrinology.

2.	Indevus has been seen as a growth in leader marketing products including VANTAS, SUPPRELIN LA and partnered products, SANCTURA XR.

3.	Through its:

a.	Marketed products, Indevus provides a valuable new revenue stream and global opportunities to diversify Co.’s revenues beyond US and partner with other companies.

b.	Specialty sales force, Indevus gives Co. access to urologists and endocrinologists who treat pain associated with disease and medical procedures.

c.	Development pipeline, Indevus brings Co. promising new products such as NEBIDO and Octreotide, which could be launched in next several years.

4.	Indevus is preparing for the re-introduction of VALSTAR, which [could] expand Co.’s product line.

a.	Through its:

i.	HYDRON drug delivery technology, Indevus adds a powerful product development platform, which could be supportive of specialty generics arm and a broad spectrum of other drugs including pain therapies.

ii.	Cranbury, New Jersey manufacturing facility, Indevus increases Co.’s supply chain capacity.

5.	This merger expands Co.’s:

a.	Reach.

b.	Development pipeline.

c.	Revenues.

d.	Value to healthcare system.

6.	Believes the structure of the transaction provides appropriate incentives to keep Indevus team focused in achieving key regulatory and sales milestones.

a.	Co. will pay approx. $370m upfront or $4.50 per Indevus share and up to approx. $267m or $3.00 per Indevus share in cash payable upon achievement of certain milestones.

b.	Expects the deal to be dilutive to Co. in 2009 and that it will become accretive in 2010.

7.	Continues to work on improving OpEx.

a.	Expects to generate up to $40m in cost savings.

8.	Working to close books in [2008].

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

II. INDEVUS (G.C.)

A.	Overview:

1.	Believes proposed acquisition:

a.	Provides unique opportunity to capture value for Indevus shareholders.

b.	Offers new opportunities to create value for shareholders of both companies.

2.	Team has worked hard to create a pipeline of innovative products with novel drug-delivery technology.

3.	Board and management of Indevus fully support this transaction.

a.	Looks forward to closing the deal in ‘1Q’.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Gary Nachman, Leerink Swann.

Gary Nachman - Leerink Swann - Analyst

Congratulations on the deal! Nice way to start off the new year. Can you elaborate a little bit more on where the $40 million in cost synergies are going to come from? Is most of that sales force, because it seems like this is more of a bolt-on type deal to build the urology franchise?

Dave Holveck - Endo Pharmaceuticals - President and CEO

I think the elements that underpin those cost savings and the details—I’m going to hold on that question. When we get together in February and we lay out our ‘08 financials and then, I think, it will be a better time to be able to cover, because the ‘08 financials will be taken care of, and we’ll be able to build this out in the detail I think you want to have. So I’m not trying to be evasive, but I’m trying to honor, again, the process that we have relative to closing out ‘08.

Gary Nachman - Leerink Swann - Analyst

Okay. And another numbers question. Hopefully you can give a little bit more clarity on this. On the dilution in ‘09 and accretion in 2010, is that on a GAAP or a cash EPS basis? And are you excluding amortization from the deal when you think about it?

Dave Holveck - Endo Pharmaceuticals - President and CEO

I’m going to let Karen Adler to be able to give you a little bit of that specific—

Karen Adler - Endo Pharmaceuticals - VP Finance

Gary, we do expect it to be dilutive in ‘09 and then accretive in ‘10 on a GAAP basis, and that does include the amortization.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Gary Nachman - Leerink Swann - Analyst

Okay.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Is that okay, Gary?

Gary Nachman - Leerink Swann - Analyst

Yes. I mean, I guess that has to do for now. But can you give order of magnitude in terms of dilution and accretion? And, also, when you talk about accretion in 2010, how much of a benefit are you assuming from NEBIDO? I’m assuming you assume that it hits the market in 2010.

Karen Adler - Endo Pharmaceuticals - VP Finance

Actually, we’re not going to give the specifics of the dilution at this time because we’re so close to the earnings release for the year. So we’re going to wait until we actually release our earnings and give guidance, and then we’re going to address the dilution at that time.

Gary Nachman - Leerink Swann - Analyst

Okay.

Blaine Davis - Endo Pharmaceuticals - VP Corporate Affairs

I think, to the question on NEBIDO, I think, clearly, our anticipation is that we’d make the filing in the first half, and then the PDUFA would then come six months later from that. So I think the assumption is built in.

Gary Nachman - Leerink Swann - Analyst

Okay. And I guess the last question—I’ll just hop back in queue. Just other assets, like pagoclone for stuttering and PRO 2000 for HIV and STD prevention—You don’t mention those. But do you plan on keeping those, or will you probably license those out? Thanks.

Dave Holveck - Endo Pharmaceuticals - President and CEO

I’ll let Nancy cover that.

Nancy Wysenski - Endo Pharmaceuticals - COO

All of those assets are valued in the total approach to the deal.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Gary Nachman - Leerink Swann - Analyst

Okay. But I’m assuming those aren’t areas that you want to get into yourselves; it’s really more of a focus on the urology and endocrinology assets with Indevus.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Yes. As we look at it today, I guess maybe one of the areas that I want to get across and that I will try and drive home a little bit maybe even tomorrow is that we’re in a process of a build, I think, relative to the other opportunities that were in the Indevus pipeline. We’ll see how they go. I mean, they’ve been structured very well to manage the risk and the cost, and we have opportunities to make those decisions as we move forward. So I’m not going to say never on this.

Gary Nachman - Leerink Swann - Analyst

Okay. Congratulations. Thank you.

Operator

Ian Sanderson.

Ian Sanderson - Cowen & Company - Analyst

Can you provide some sort of rough timing on the anticipated regulatory and sales milestones which would trigger the additional $260 million of cash payment? At least part of that is related to the NEBIDO approval, so we have that. But any other color you can provide there?

And, secondly, can you—? You talked a bit about how you anticipate some of your pain management products being supported by the Indevus sales force, but can you talk a little bit about the reach of what is really a 100-rep, specialty sales force—relatively small?

Dave Holveck - Endo Pharmaceuticals - President and CEO

Ian, I’m going to, again, let Glenn give you the specifics on—Again, it’s in his domain relative to the NEBIDO. And then I’m going to ask Nancy to step in and give you the call on how we see the utilization of the sales team.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

There are a couple of contingent value rights here related to the future approval of NEBIDO and octreotide. What we’ve said on NEBIDO is that we intend to resubmit the NDA by the end of the first calendar quarter. We’re anticipating a six-month regulatory clock, and we built our launch commercialization plans around that timetable.

For octreotide, the compound is in phase 3 right now in a large, well-controlled study—multi-center, US and Europe. We’d expect the study to complete and have data available by the end of this year and then proceed next year to regulatory filings.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Nancy Wysenski - Endo Pharmaceuticals - COO

I’d like to take the question on the sales force. You know, this merger is a wonderful opportunity from a commercial point of view because we will now have three specialty sales forces—the specialty sales force that Endo has in pain, calling on different types of physicians who manage pain, and now two different specialty sales forces that will be coming over from Indevus—the 75 people who are calling primarily on urologists and practitioners who behave as urologists and 25 who are calling on pediatric endocrinologists. Those three sales forces, at least in the short term, will continue to stay very much focused on generating the revenue streams that those products drive.

Where the real potential lies is in Endo’s ability to provide additional support to the Indevus products through our generalist field sales force. Once we get NEBIDO up there and rolling and the approval comes through, we would expect that we would consider providing additional support to make that a highly successful product, which will require not only the calls on urologists and endocrinologists but that primary care practitioner emphasis as well.

Dave Holveck - Endo Pharmaceuticals - President and CEO

I think this primary care opportunity against NEBIDO—We can really unlock the value, I think, that can make that product go with primary care. So that’s a real upside, I think, in this deal.

Ian Sanderson - Cowen & Company - Analyst

And is the plan ultimately to expand that 100-rep, specialty urology/endocrinology sales force to something quite a bit larger?

Nancy Wysenski - Endo Pharmaceuticals - COO

You know, as we’re just stepping into this, we’re all doing some further analytics. That is certainly something we would consider. But, again, I think the primary opportunity lies in better utilizing the resources that we can allocate from the generalist sales force across all these specialty products in all three areas.

Ian Sanderson - Cowen & Company - Analyst

Okay. And if I may ask one last sort of overview question, I think, David, you had presented kind of a menu of expansion opportunities or expansion strategies for Endo, and, here you, especially if you use the—or make the contingent payments—basically used all of the Company’s cash in one place. Should we assume that the other options are off the table here?

Dave Holveck - Endo Pharmaceuticals - President and CEO

[I’ll not agree] we used all the cash in one place. You saw the up-front money. I think the opportunity—As you know, our balance sheet was—I’ll let Karen give you the specifics. But, no, we have plenty of dry powder here to keep going. I think, when we went forward with this, one of the elements that underpinned it was how we structured the deal, how we saw this, and how we saw this as a foundational build under which we will then have second-tier opportunities that will add onto the foundation we’ve put here. Karen, do you want to give the specifics?

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Karen Adler - Endo Pharmaceuticals - VP Finance

Right. This does not use up all of our cash and marketable securities. And remember that we continue to generate positive cash flow in the meantime. You can look at our third quarter financials and see where we were. And, again, we generate positive cash flow.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Yes. I think, again, it’s a point—I apologize if I’ve overlooked it. The base business is very strong, very profitable, and we consider that as a real asset going forward. So I don’t see us in any way off our mark here. I think it fits very well as a first step in a building process.

I think the beauty of it—What excites me is that we’re in a position, and it’s a privileged position in the sense that we do have the cash and the profitability, to have the ability to build something out in this climate. So we’re going to continue to go.

Ian Sanderson - Cowen & Company - Analyst

Okay. Thank you.

Operator

Gregg Gilbert, Banc of America.

Gregg Gilbert - Banc of America - Analyst

Dr. Cooper, I haven’t followed Indevus closely. So can you talk a little bit at a high level as to what motivated you to pursue a sale and perhaps characterize the nature and competitiveness of the process?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Well, the process was very simple. Endo approached us not too long ago to explore a potential strategic transaction. And I think I was very taken by the vision that Dave and his team laid out. And it really, in an capital market environment that’s really tough, given our cash position and concerns about our shareholder dilution, we look very favorably on this transaction for a number of reasons.

There’s a tremendous opportunity here to not only fully exploit the opportunity of our marketed products with the financial and resource muscle of Endo, but it solves, in one fell swoop all of the launch issues we have with NEBIDO. NEBIDO was certainly going to be a major driver as a standalone company for Indevus toward profitability. And, hopefully, it will be a major driver for the continued growth, top line and bottom line, for Endo.

But to fully maximize that potential, we were quite aware that we needed more muscle than the 75-person urology sales force available to us—quite a bit more. And that meant either a large investment internally in building out our infrastructure for what would have been a single-product call for a primary care audience or giving a chunk of value away in a co-promotion deal. And we think that a merger by a company that is committed to the specialty space and has tons of primary care capability really is a one-stop solution for NEBIDO and, indeed, for some of our other products coming down the pike. That was the way we looked at it.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Gregg Gilbert - Banc of America - Analyst

Okay. And then, just on NEBIDO—I assume you’ll cover this in more detail tomorrow. But can you give us a little more color as to what issues the FDA raised that you’re in the process of responding to, at least at a high level?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Sure. The product received an approvable letter last August around the issue of injection-related cough, which is a very rare occurrence that, at the time of the submission, we haven’t been able to quantify the incidents based on prospective clinical data. Since the approvable letter, with the help of our partner, Bayer Schering, who are the innovator of the product, we’ve been able to bring forward data on almost 15,000 injections of the product, and we have only a single serious case of cough-related reaction among those 14,000 or 15,000 injections. And, in meeting with the FDA, we’re quite confident that they’re going to be comfortable with the risk/reward of NEBIDO, given this very, very rare reaction.

So we are full steam ahead for resubmission of the NDA. We’ve worked all the details out with the agency, and we expect, as I said, a six-month regulatory clock.

Gregg Gilbert - Banc of America - Analyst

Thanks.

Operator

Annabel Samimy, UBS Securities.

Annabel Samimy - UBS Securities - Analyst

Congratulations. This is a nice fit. Just a few questions, first on the specialty sales force that Indevus is going to—that you’re rolling into your sales force. Are you going to have an opportunity to expand that specialty sales force to maximize some of the opportunities of the implants?

Nancy Wysenski - Endo Pharmaceuticals - COO

Certainly we’ll be looking at that. We actually believe that, right now, Indevus has done a pretty nice job right-sizing their sales force. The 75 people who are focused on urology and then the 25 who are calling on the pediatric endocrinologists in support of SUPPRELIN LA are doing a fine job, and they’re exceeding their sales goals in fact. So we will certainly look at that. But, one more time, I think probably the real potential lies in some of those more rural areas where you have primary care practitioners who are acting a little bit more like specialists and using our generalist sales force to put some oomph behind that promotion.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

I would echo what Nancy just said. We think we’re right-sized right now for the challenge. And we’ve been achieving very significant growth in our VANTAS product line and our SUPPRELIN LA product line with 75 and 25 sales reps, respectively. But, if you look at our geographic map, we’ve got a lot of empty zips. And I think Endo is going to cover a lot of those non-covered areas right now and provide for immediate growth opportunity that was just not accessible to us before.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Annabel Samimy - UBS Securities - Analyst

Okay. Great. And I guess, taking it to another product that you have, SANCTURA, we know that Allergan has been looking for a partner to expand into the primary care area for urology. Is there a possibility that the deal with Allergan could be restructured so that it can tap into more of your generalist sales force?

Dave Holveck - Endo Pharmaceuticals - President and CEO

I see it as an opportunity. Again, I don’t have that relationship. Glenn does. I can’t say—I don’t know you want to speculate. I don’t want to use the word speculate. But it’s a door that we want to open.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Let me just articulate the facts as we know them. Our co-promotion deal with Allergan extends through the end of March. At that point in time, Allergan is no longer committed to using our sales force for co-promotion. Allergan, though, has a very publicly and emphatically stated that they intend to seek a co-promotion involving primary care to expand the reach of the drug into other deciles of prescribers. I haven’t gotten a phone call in the last hour, but I would hope that Allergan would be interested in talking to a fine organization like Endo about primary care and other opportunities.

Annabel Samimy - UBS Securities - Analyst

Great. One last question, if I may. The HYDRON implant technology—Is that something that you can use to leverage some of the pain medications, or are they very specific to some of the hormone-based therapies that you have?

Dave Holveck - Endo Pharmaceuticals - President and CEO

I think that—It’s a technology that I think lends itself relative to both pain and other therapies, not just limited to hormone. I think the avenue that—When I came into the company, I really felt that the, especially, generics arm was an under-utilized arm—very good at formulation. We have asked them since I came on board, and they’ve been aggressive in license API—IPIs. And I think that the delivery technology there fits very nicely against their objectives. So it’s really not limited just to the hormone area. And I guess, you know—Ivan, do you have any comment?

Dr. Ivan Gergel - Endo Pharmaceuticals - EVP Research and Development

As Dave said, it’s got broad applicability to high-potency sort of molecules. It can be applied in the pain space and the urology space. We’ll look into numerous possible applications.

Annabel Samimy - UBS Securities - Analyst

Great. Thank you very much.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Operator

Corey Davis.

Corey Davis - Natixis Bleichroeder - Analyst

I want to go back to Gary’s initial question about the dilution/accretion. I know you said that you’d expect it dilutive in ‘09 to GAAP. But question one—Would it be also dilutive on a cash basis? Number two would be—Are you going to switch to give your guidance on a cash basis? And I’ll pause and let you answer those two first.

Karen Adler - Endo Pharmaceuticals - VP Finance

Yes, Corey, it is actually dilutive on a cash basis in ‘09; accretive in ‘10 as well. And we’re still evaluating on how we’ll provide guidance.

Dave Holveck - Endo Pharmaceuticals - President and CEO

We haven’t made that call yet.

Corey Davis - Natixis Bleichroeder - Analyst

Okay. And then, related to that as well, when you say it’s dilutive and accretive, is that to consensus figures that are out there or some internal number that we may or may not ever really see?

Karen Adler - Endo Pharmaceuticals - VP Finance

To consensus.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Consensus.

Corey Davis - Natixis Bleichroeder - Analyst

And a last question on that part. Is there any ambiguity in your mind on the new accounting rules to account for mergers, or is that clear with how you plan to proceed in giving guidance?

Karen Adler - Endo Pharmaceuticals - VP Finance

Well, we did do our analysis based on the new accounting rules.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Dave Holveck - Endo Pharmaceuticals - President and CEO

So it’s clear. We’ve—I guess we’re one of the first out of the box. So whatever first brings, we’re the ones that defined it and are putting it to play. Yes.

Corey Davis - Natixis Bleichroeder - Analyst

Okay. Great. I guess maybe for Dave, if you want to—Maybe this is an unfair question, but not asking you to quantify the potential for these products but just maybe rank order them in increasing excitement for you and the team—of the ones that you’re getting from Indevus.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Well, I think I’m going to let Nancy take a little shot at that. But, to me, I like, obviously, the near-term revenue. It was also the near-term pipeline expansion and the delivery technology. Again, that just enables so much for us, not to mention what we have already spent time on as the therapeutic expansion and the sales team that they have. But I’ll let Nancy take a rank on the products.

Nancy Wysenski - Endo Pharmaceuticals - COO

In the analyst coverage that Indevus has received in the past, it seems that there is a lot of focus on NEBIDO. And we obviously see that as a very nice opportunity moving forward. But we don’t think that that should eclipse the two opportunities that are currently being marketed. VANTAS has a lot of opportunity. It’s just really started on its growth trajectory. And we talked a little earlier about SUPPRELIN LA. This is a very unique condition, this central precocious puberty. These kids really need to seek treatment, and this is a wonderful option for them to avoid monthly injections. The company has already been exceeding their sales guidelines in this respect, and we think that there is further potential there.

And then I also don’t want to discount VALSTAR once it is reintroduced. You know, this is now on the FDA drug shortages list, so there could likely be some pent-up demand. And we’re anxious to see that get back on the market.

Corey Davis - Natixis Bleichroeder - Analyst

And octreotide?

Nancy Wysenski - Endo Pharmaceuticals - COO

Oh, octreotide longer term. I thought you were looking, Corey, towards the near term. But, absolutely. We wouldn’t have put some of the value on octreotide if we didn’t think that that was really going to offer a great opportunity in both indications—both for acromegaly as well as carcinoid syndrome.

Corey Davis - Natixis Bleichroeder - Analyst

Okay. And a last question maybe for Dr. Cooper on the cough side effect. Should we conclude, then, that the incidence of severe cough is going to be pretty close to the 1 in 15,000, or are there maybe more moderate or mild indications of cough that the FDA might be looking at? And, in addition to that, maybe explain to us why this might develop. And is cough a sign or a symptom of something a little bit more serious that might be underlying that symptom?

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

The incidents—The FDA is exclusively focused on the serious cough reactions, and that’s what they wanted defined prospectively. So the incidents that we’ve been able to generate, 1 in approximately 15,000 injections, ought to be the basis for approval and ought to be the basis for labeling and guidance to physicians.

The cough reaction is pretty clearly due to the inappropriate injection technique, where there might be some entry of this oily based matrix into the lymphatic or venous system. So we’re stressing proper injection technique. We’ll be educating—Endo will be educating physicians on proper injection technique. And we think that that will be a risk mitigation strategy that makes a rare event even more rare. And it’s important to note that there have been no serious or long-term sequelae from any of the patients who’ve had this cough reaction. It resolves spontaneously in a matter of minutes with only the rare requirement for supportive therapy, such as oxygen. And we believe that the benefits of this really unique product, offering the first long-term, injectable solution for patients with hypogonadism. Being able to avoid the daily ritual of application of gels and being able to avoid the real concerns about transference of testosterone hormone to women and children make this product extremely important. And, in Europe, where the product competes with all the existing products, where the cough reaction is very well understood and labeled, this is the dominant testosterone product in most European markets.

Corey Davis - Natixis Bleichroeder - Analyst

Sorry. Just one more. You used the plural term—that these patients with the severe cough said it resolved. Is there really one, or are there more that are questionable?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Prospective trials, we’ve had 1 case out of approximately 14,000 to 15,000 injections. There have been—The product has been on the market for many years, and there are a number of cases in the post-marketing spontaneous database. But the issue that FDA asked was—What is the actual incidence? The only way to define that was prospectively in a controlled clinical trial, rather than guestimating from spontaneous post-marketing events. So we feel very good about the incidence data now.

Corey Davis - Natixis Bleichroeder - Analyst

Okay. Thanks very much.

Operator

Ken Trbovich.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Ken Trbovich - RBC Capital Markets - Analyst

I guess the first one—Just as it relates back to the first question Gary had asked about cost savings, can we expect that a portion of that or a big chunk of that’s actually going to come from the payment of the notes? On Indevus’ balance sheet, they’ve got the nonrecourse notes that carry an interest rate of 16%.

Karen Adler - Endo Pharmaceuticals - VP Finance

Right. No. That is not part of that $40 million.

Ken Trbovich - RBC Capital Markets - Analyst

That’s not part of the $40 million. Okay.

Dave Holveck - Endo Pharmaceuticals - President and CEO

No, it’s not. No.

Ken Trbovich - RBC Capital Markets - Analyst

Okay. And then, just, I guess, Dr. Cooper, you mentioned sort of the European experience just in your last comment and mentioned that it was a dominant product in all markets. Is that based on dollars or units? Can you give us a sense as to what the sort of unit share might be?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

I only know the data in terms of units. I don’t have it dollarized. But it varies from a low market share among hypogonad products of 20% to 25% to a high of 70% or 75% in some of the Scandinavian countries. So it’s really, across the board, probably number one or two in virtually every market.

Ken Trbovich - RBC Capital Markets - Analyst

And so you’re including in that the gels, the creams, the injectable products and not just comparison to other injections?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

No. All products, topicals included. Yes.

Ken Trbovich - RBC Capital Markets - Analyst

Okay. And, then, I guess in terms of final question, David, I guess you had mentioned at the start the opportunity or the potential for some of the global rights. I guess it’s not clear, as an example, with NEBIDO what there may be in terms of other rights internationally. If you could maybe run through those and give us a sense as to whether we should be thinking of these as currency for other deals that you can exchange rights with other companies that might have products in the US or if we should seriously start to think of Endo as looking at building a footprint globally at some point in the future?

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Dave Holveck - Endo Pharmaceuticals - President and CEO

Ken, you’re right. NEBIDO is not open for international. But, Glenn, do you want to just put a little bit more specificity around it?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Sure. You know, as we looked at our portfolio, we clearly have no European operations. And we’ve looked toward out-licensing high-value products outside of the United States. We recently, as those who follow the company know, concluded a really great deal with Teva for the worldwide commercialization of pagoclone for stuttering. So that drug has a fantastic home, and we think that Endo and Indevus are going to—Endo and Teva are going to have a great partnership going forward. There’s a lot of value in octreotide for Europe; VALSTAR for Europe. VANTAS has recently been licensed to a terrific specialty pharma company in Europe, Orion Pharmaceuticals. And they are on the verge of launching that product pan-European. There are other earlier pipeline elements that are un-partnered and represent a lot of dry powder for deal value.

Ken Trbovich - RBC Capital Markets - Analyst

Okay. Thank you.

Operator

Gene Mack.

Gene Mack - Lazard Capital - Analyst

I’ve got sort of a general question, just on NEBIDO, for those of us who haven’t really been following Indevus. Give us just an idea of what some of the market size estimates are for hypogonadism and also maybe for octreotide as well.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

I’m sorry. The second one was octreotide?

Gene Mack - Lazard Capital - Analyst

Yes.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Let me tell you our perspective on that. The hypogonadism market is a really interesting market space. It represents about $700 million in the US right now. It’s growing at a significant double-digit rate, and it’s one of those markets

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

where awareness leads to more patients in the therapeutic environment. Only about 10% of patients with low testosterone have been diagnosed. And the more screening, the more people are talking about it, the more companies that are talking to physicians about it, the more patients that are going to be bought into the therapeutic environment. We think that NEBIDO will help that $700-million market approach and exceed into the next level. And we really have high hopes for the entire space, not only NEBIDO.

Octreotide—Really, the way we look at this market right now is—Sandostatin and Sandostatin LAR are the drugs for the current octreotide preparation, which are given either daily or monthly, represents a $1-billion product opportunity worldwide. And we think that the opportunity for a six-month implant that has all the convenience features of this intermittent therapy—And we’ll be evaluating the side effect profile versus the standard therapy. But we think this is an opportunity to capture a nice piece of the current Sandostatin and Sandostatin LAR market.

Dave Holveck - Endo Pharmaceuticals - President and CEO

I think that the opportunity that we’ve seen and, obviously, Nancy has quantified it as we look at it relative to the market potential is—We think we have the opportunity to unlock the value, again, with the infrastructure that we have. Now, obviously, you don’t count your chickens before they’re hatched. And we’re moving in a direction that we think, obviously, value to our shareholders is there. We have the tools and the infrastructure to do it. And so the markets are certainly real. We’ll see.

Gene Mack - Lazard Capital - Analyst

Okay. Great. And, then, just a follow-up on the convertible note. It looks like—I think, if I remember correctly, one of them is—There’s one tranche that’s due 2009, the $105 million, I think. If so, will you refinance that or just pay it off? How are you going to deal with that?

Karen Adler - Endo Pharmaceuticals - VP Finance

I think it’s the $72 million that’s actually due. We’re still evaluating that in conjunction with our total capital structure.

Gene Mack - Lazard Capital - Analyst

Okay. Great. Thanks.

Operator

David Moskowitz.

David Moskowitz - Caris & Company - Analyst

Most of my questions have been answered. Just in terms of the cost synergies, the phasing of the $40 million, could you talk about how long it may take? And, I guess, (inaudible), when do you expect to close the acquisition? And I have a follow-up.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Dave Holveck - Endo Pharmaceuticals - President and CEO

Let me just talk about the acquisition and the close. That’s a 45-day time clock from the time we tender. So that’s pretty well defined.

Relative to the first question, Karen?

Karen Adler - Endo Pharmaceuticals - VP Finance

Right. The $40 million—You can consider that on an annual basis.

David Moskowitz - Caris & Company - Analyst

So, in other words, that’s going to phase in, and by the end of year you should be at that level? Or is that something that you feel you can get to—?

Karen Adler - Endo Pharmaceuticals - VP Finance

I would consider that more a 12-month number, because we’re actually in a—This isn’t going to start until probably the end of the first quarter towards Endo.

David Moskowitz - Caris & Company - Analyst

And then it will phase in from there, you’d expect?

Karen Adler - Endo Pharmaceuticals - VP Finance

Yes.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Yes.

David Moskowitz - Caris & Company - Analyst

Okay. And then, just on the accretion in 2010, are you building in any sales and earnings from pipeline products at that point?

Dave Holveck - Endo Pharmaceuticals - President and CEO

Yes. I think NEBIDO is certainly built into that number. Yes. Absolutely.

David Moskowitz - Caris & Company - Analyst

Okay. Thanks very much.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Operator

David Buck.

David Buck - Buckingham Research Group - Analyst

A couple of questions, first for Dr. Cooper. Can you give a sense of what—For somebody who hasn’t followed Indevus, just what the differential is versus generically available testosterones and sort of the pitch to physicians in terms of the benefit of this product as you see it.

And then I’ve got a couple of financials for David.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

Sure. Well, this is really a uniquely positioned product because all of the existing injectable therapies, of which we have one, DELATESTRYL, are given every two to three weeks. And that is a really inconvenient schedule. Most of these patients have their injections given by a healthcare professional. So they’re going into the clinic, or they’re going into the doctor’s office every two to three weeks to get their shots. And it’s really not optimal kind of a situation.

Nevertheless, about 30% or 35% of men opt to have the injections because they really don’t like the topical therapies for a whole variety of reasons. So we think being able to offer these patients an alternative of having injection every ten weeks, or about four or five times a year, which coincides with their normal schedule for seeing their urologist or endocrinologist, getting their PSAs checked, getting their testosterone levels checked, that this is really a great step forward, being able to give a long-acting, smoothly performing preparation that really physiologically solves their lack of hormonal secretion.

David Buck - Buckingham Research Group - Analyst

Great. That’s helpful. And, for Dave, looking at the NEBIDO opportunity, you made a comment earlier about bringing more value to payers. Have you gotten a sense that you’ll be able to—This is essentially, I guess, a standard drug delivery play, in a sense, albeit it much better dosing. But do you have confidence that you’ll be able to get the value from payers for this product when approved?

And can you talk a little bit about, in your modeling for accretion/dilution, the $137 million in sales estimated by Indevus analysts—Do you see that as reasonable in your evaluation of the company?

And just one final—In talking about use of cash, about 68% to 70%, I guess, of your net cash is being used by this deal. But you talked about potentially more acquisitions. Is it fair to say you would not be willing to take dilution from here, or should we expect that to be, I guess, sort of a pipeline-building step? Thanks.

Dave Holveck - Endo Pharmaceuticals - President and CEO

You’ve got a lot of questions there. I think relative to—Relative to your asking on my comments on the sales, again, I’m not going to comment on the sales. I think that the market is a given opportunity for us. I think that we’re very pleased, and we’ve modeled it, again, as a part of our acquisition model. So we think that we can bring value to this game with the additional sales resources. And I think the estimation that you heard from Glenn relative to the market size—we certainly have validated that market size, and it’s real. So I won’t give any more speculation relative to the models and the way we’ve generated that.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Relative to the dilution and/or its use of capital, again, I’m just going to let Karen talk on that. But our base business is a big generator of cash for us.

Karen Adler - Endo Pharmaceuticals - VP Finance

Right. And remember that part of this up-front—Part of the payment is up front, and we do continue to generate positive cash flow in the meantime.

David Buck - Buckingham Research Group - Analyst

Well, understood, but, I guess, Dave, you said you’re ready to go as sort of answer to one of the earlier questions.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Yes.

David Buck - Buckingham Research Group - Analyst

Should we be expecting this to be a first step in maybe a series of deals this year, or is this—?

Dave Holveck - Endo Pharmaceuticals - President and CEO

Certainly—Yes, it’s a first step, and there will be other deals that will coincide with the vision I laid out and the architecture that this deal provides. And I think what has been somewhat of a constraining element going forward since I came on was we didn’t really have legitimacy to reach outside of the pain space—again, the way we were focused, both from the standpoint of the sales organization and just the competencies relative to the organization. So, even though we’ve looked, [it’s] really not a competitive player. I think this now opens up other opportunities for us. And, again, as we open discussions here and we work through, again, our strategy to look at—And you may have heard me mention pelvic disease. This gives us the legitimacy to compete for those opportunities, whether they’re later-stage development opportunities or, again, longer-term plays.

And, again, I guess I want to reinforce for the audience that we’re not abandoning the pain space. So we’ll—And you will also see opportunities that we will have investments and supportive development opportunities in pain. So the simple answer is—More to come.

Blaine Davis - Endo Pharmaceuticals - VP Corporate Affairs

I actually, just in respect of everybody’s time, I think we probably have time for about three more questions. And then, just as a reminder to everybody, we will be in New York tomorrow hosting a meeting, which we can continue to answer questions at that point. But if we can take the next three questions, that would be great.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Operator

Scott Henry.

Scott Henry - Roth Capital Partners - Analyst

I’d like to focus on NEBIDO a little bit, and I do not cover Indevus. But, for starters, it was mentioned the 1 in 15,000 rate for serious cough. Just from background, was there a measure of less-serious cough in that trial? And, if so, are there different rates there?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

FDA was exclusively focused on serious cough reactions. There are non-serious reactions as well that seem to occur at about the same rate. So, even the non-serious reactions are quite rare. But FDA was really exclusively interested in quantification of the serious reactions.

Scott Henry - Roth Capital Partners - Analyst

Okay. And then, as I look at the testosterone market, according to (inaudible), it’s about 80% transdermal and 20% injectable. I assume you want to grow the injectable market. Could you comment on the needle size for NEBIDO versus current less—or, I guess, dosed—more frequent treatments, as well as the amount of fluid and if there’s any comparison in injection site pain versus NEBIDO and standard of care?

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

All great questions. The needle size is exactly the same. It’s a 22-gauge, 1.5-inch needle for either the short-acting products, like DELATESTRYL, and the longer-acting NEBIDO. The NEBIDO volume is slightly higher. Instead of 1 to 2 ccs for the shorter-acting products, it’s 3 ccs. The injection-related pain is virtually identical for both products. It’s not a significant issue for the vast majority of men. I don’t think we’ve ever had a patient discontinue therapy because of injection-related pain or discomfort. You know you’re getting a shot in the butt, but that’s about it.

Scott Henry - Roth Capital Partners - Analyst

Okay. Thank you. And, just a bookkeeping question, just to confirm. The $370 million in cash—I assume that does not include any assumption of debt within that number. And, as well, just from a logistical standpoint, does the earnout—Is that paid to shareholders as of record, as of the date?

Karen Adler - Endo Pharmaceuticals - VP Finance

Can I ask you—? Do you mean—? Did you mean financing on our part when you said—?

Scott Henry - Roth Capital Partners - Analyst

Well, when you say $370 million, are you saying that (technical difficulty) net cash, taking cash minus debt, or is that $370 million before inclusion of cash and assumption of debt?

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

Karen Adler - Endo Pharmaceuticals - VP Finance

Before. Yes.

Scott Henry - Roth Capital Partners - Analyst

Thank you.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Okay. We have about two more questions or two more people.

Operator

Adam Greene.

Rohit Chopra - JPMorgan - Analyst

Hi. This is [Rohit] in for Adam. Most of my questions have been asked already. I’d just add one quick question. I believe IDEV had a ureteral stent that, upon approval, triggered one of the CSRs in their acquisition of Valera. I was wondering what the status is of that and if Endo is planning to pursue that product.

Dr. Glenn Cooper - Indevus Pharmaceuticals, Inc. - Chairman and CEO

We’ve made a decision internally that the market opportunity for the biodegradable stent is probably not going to merit further development. So that program has been discontinued. And we don’t anticipate that Endo will have any residual obligations to the Valera shareholders.

There is, however, a residual obligation with regard to octreotide. And that’s all been factored into the deal value.

Rohit Chopra - JPMorgan - Analyst

Okay. Thanks.

Dave Holveck - Endo Pharmaceuticals - President and CEO

Well, look, I want to close it off and look forward to the analysts meeting tomorrow, as Blaine outlined in the press release. I think the details there are clear as to when—

And I will, again, reinforce that we think this is timely, very opportunistic relative to what it can provide Endo, its shareholders, and the expanded vision we have for Endo. I think the message that I tried to convey when I came on board in April of last year—that we were going to focus in, reengineer, and position the Company for sustainable growth—I think we’ve been able to do this in a timely fashion. Announcing this opportunity here on January 5 really gives us a full year to execute and build out the vision that we see. And, as I mentioned earlier, it’s an opportunity unique, I think, to people in our industry and, especially, field to be able to have the luxury to build and expand on a very profitable base business.

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Jan. 05. 2009 / 5:30PM, ENDP - Endo Pharmaceuticals to Acquire Indevus Pharmaceuticals

So I’ll leave you with that and look forward to seeing many of you tomorrow.

Operator

And this concludes our presentation. Thank you for joining. You may now disconnect.

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This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Indevus common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (“SEC”), will be mailed to Indevus stockholders and will also be made available for distribution to beneficial owners of Indevus common stock. The solicitation of offers to buy shares of Indevus common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Indevus stockholders are strongly advised to read both the tender offer statement on Schedule TO, as it may be amended from time to time, and the solicitation/recommendation statement on Schedule 14D-9, as it may be amended from time to time, regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Endo and BTB Purchaser Inc. with the SEC, and the solicitation/recommendation statement will be filed by Indevus with the SEC. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Endo, BTB Purchaser Inc. and Indevus at the SEC’s website at www.sec.gov.

In addition, the tender offer statement and related materials will be available for free at Endo's website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer toll-free at (800) 322-2885. The solicitation/recommendation statement and such other documents will be available by directing such requests to Indevus (Investor Relations) at (781) 402-340, RDeCarlo@indevus.com.